UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022.

Commission File Number: 001-39071

ADC Therapeutics SA

(Exact name of registrant as specified in its charter)

Biopôle

Route de la Corniche 3B

1066 Epalinges

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 20, 2022, ADC Therapeutics SA (the “Company”) provided to its shareholders an invitation to the Company’s annual general meeting. The annual general meeting is expected to take place on June 30, 2022 at 7:30 a.m. EDT (1:30 p.m. CEST) at the Company’s headquarters at Biopôle, Route de la Corniche 3B, 1066, Epalinges, Switzerland. Due to the COVID-19 pandemic, shareholders will not be permitted to be physically present at the annual general meeting, and may exercise their voting rights at the annual general meeting only by sending voting instructions to the independent proxy as set forth in the invitation to the annual general meeting and the related proxy materials.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADC Therapeutics SA
Date: May 20, 2022

	By:	/s/ Michael Forer
	Name:	Michael Forer
	Title:	Executive Vice President & General Counsel

EXHIBIT INDEX

Exhibit No.	Description
99.1	Invitation to the Annual General Meeting
99.2	ADC Therapeutics SA Shareholder Meeting Notice
99.3	Annual General Meeting Proxy Card (Record Holders)
99.4	Annual General Meeting Proxy Card (Brokers)
99.5	Form of Employee Stock Purchase Plan